# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 03/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001999371-26-004625
Filed by CIK 0001920194
Persons authorized to receive notices and communications: Tice Brown, PO Box 20907, New York, New York (NY), 10009, (917) 232-9377

## Reporting persons
- Brown, Tice (CIK 0001920194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,342,022; shared voting power 0; sole dispositive power 3,342,022; shared dispositive power 0; aggregate amount beneficially owned 3,342,022 (11.5% of the class)
  Comment: The aggregate beneficial ownership includes 680,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1).
- Woodmont Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,753,494; shared voting power 0; sole dispositive power 2,753,494; shared dispositive power 0; aggregate amount beneficially owned 2,753,494 (9.5% of the class)
  Comment: The aggregate beneficial ownership includes 680,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on February 3, 2026 (the "Original Schedule 13D"), as amended by (i) Amendment No. 1 filed with the SEC on February 23, 2026, and (ii) Amendment No. 2 filed with the SEC on February 27, 2026 to the Original Schedule 13D relating to the shares of common stock, $0.00001 par value per share (the "Shares"), of Empery Digital Inc. (the "Issuer"), a Delaware corporation. The Original Schedule 13D, as amended, is hereinafter referred to as the "Schedule 13D." This Amendment is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to a decrease in the aggregate number of Shares outstanding and not due to any transaction by the Reporting Persons. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 28,983,402 Shares outstanding as of March 16, 2026, which is the difference obtained by subtracting (i) 616,598 pre-funded warrants reported as potentially exercisable in the Issuer's Press Release dated March 16, 2026 from (ii) the 29,600,000 Shares outstanding as of March 16, 2026, as disclosed on the Issuer's website at https://www.emperydigital.com/treasury-dashboard.

2,753,494 of the 3,342,022 shares of Common Stock reported are held in Woodmont Investing LLC, a single member LLC wholly owned by Tice P. Brown, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

320,000 of the 3,342,022 shares of Common Stock reported are held in Tice P. Brown's Roth IRA, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

268,528 of the 3,342,022 shares of Common Stock reported are owned by Tice P. Brown directly.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Other than as expressly reported herein, each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended as follows: On March 6, 2026, Woodmont Investing LLC transferred 67,634 Shares to Tice P. Brown's personal account for no consideration.

## Signatures
- Brown, Tice: /s/ Tice P. Brown, Tice P. Brown (03/18/2026)
- Woodmont Investing LLC: /s/ Tice P. Brown, Tice P. Brown / Managing Member (03/18/2026)